August 14, 2013

Via FACSIMILE and EDGAR

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	William H. Thompson, Accounting Branch Chief Yolanda Guobadia

RE:	BIG CLIX, CORP. AMENDMENT NO. 1 TO 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2013 FILED MAY 7, 2013 FILE NO. 333-168403

Mr. Thompson and Ms. Guobadia:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Big Clix, Corp. (the “Company”) dated August 14, 2013 regarding the above-referenced 10-Q for the fiscal quarter ended March 31, 2013 (as amended)(the “10-Q/A”).

For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Item 4. Controls and Procedures, page 11

STAFF COMMENT 1:

Please provide the disclosure required by Item 307 of Regulation S-K.  In doing so, please disclose the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report based on the evaluation of such controls and procedures required by Exchange Act Rules 13a-15(b) or 15d-15(b).  Also, please note that management’s report on internal control over financial reporting is an annual requirement and need not be presented on an interim basis.

RESPONSE:

We concur with the Staff and have modified the disclosure controls and procedures in item 4 to comply with Exchange Act Rules 13a-15(b) or 15d-15(b).

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the 10-Q/A to the undersigned at pat@brainblaze.com or 415-250-3020.

Sincerely,

/s/ Patrick Yore

Patrick Yore

Chief Executive Officer